FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2012

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

4Q11 and 2011 Results

Consolidated net income totaled R$361 million in 4Q11

São Paulo, Brazil, February 16, 2012 - Grupo Pão de Açúcar [BM&FBOVESPA: PCAR4 (PN); NYSE: CBD] and Viavarejo S.A. -  new corporate name of Globex Utilidades S.A., approved on Extraordinary Shareholders’ Meeting held on 02/15/12 - [BM&FBOVESPA: GLOB3] announce their results for the fourth quarter (4Q11) and full year of 2011 (2011). GPA Food’s operations comprise supermarkets (Pão de Açúcar and Extra Supermercado), hypermarkets (Extra), neighborhood stores (Mini Mercado Extra), cash-and-carry stores (Assaí), gas stations and drugstores, while GPA Consolidated’soperations comprise GPA Food and Viavarejo (Casas Bahia and Ponto Frio's bricks-and-mortar stores and NovaPontocom's e-commerce stores: Extra.com.br, PontoFrio.com.br and Casasbahia.com.br).

GPA FOOD

Gross sales moved up by 10.3% in 4Q11 GPA Food recorded EBITDA margin of 9.0% in 4Q11, the highest figure since the IPO

▪  Gross sales of R$ 8,028 million, 10.3% up on 4Q10

▪  Gross profit of R$ 1,882 million, 11.2% more than in 4Q10

▪  EBITDA of R$ 650 million, a 23.5% improvement over 4Q10

▪  Net income of R$ 291 million, same level of 4Q10

GPA CONSOLIDATED

EBITDA totaled R$1.1 million in 4Q11, 50.5% up year-on-year, accompanied by a margin of 8.2%. Adjusted net income came to R$430 million, with a margin of 3.2%.

▪  Gross sales of R$ 15,132 million, 20.1% up year-on-year

▪  Gross profit of R$ 3,741 million, with a margin of 28.0%

▪  EBITDA of R$ 1,096 million, with a margin of 8.2%

▪  Net income of R$ 361 million, 43.1% up year-on-year

Highlights

	GPA Food						GPA Consolidated

(R$ million)(1)	4Q11	4Q10	Δ	2011	2010	Δ	4Q11	4Q10	Δ	2011	2010	Δ

Gross Sales Revenue	8,028	7,276	10.3%	28,431	26,131	8.8%	15,132	12,598	20.1%	52,681	36,144	45.8%
Net Sales Revenue	7,206	6,536	10.3%	25,578	23,486	8.9%	13,371	11,034	21.2%	46,594	32,092	45.2%
Gross Profit	1,882	1,692	11.2%	6,613	5,946	11.2%	3,741	2,793	34.0%	12,662	7,850	61.3%
Gross Margin	26.1%	25.9%	20 bps	25.9%	25.3%	50 bps	28.0%	25.3%	270 bps	27.2%	24.5%	270 bps
EBITDA	650	526	23.5%	1,949	1,685	15.6%	1,096	728	50.5%	3,042	2,033	49.6%
EBITDA Margin	9.0%	8.0%	100 bps	7.6%	7.2%	40 bps	8.2%	6.6%	160 bps	6.5%	6.3%	20 bps
Net Income - Controlling Shareholders (2)	291	291	0.0%	659	643	2.4%	361	253	43.1%	718	618	16.1%
Net Margin	4.0%	4.5%	-40 bps	2.6%	2.7%	-20 bps	2.7%	2.3%	40 bps	1.5%	1.9%	-40 bps

Adjusted Net Income - Controlling Shareholders (2)	344	174	98.0%	756	624	21.0%	434	136	219.9%	899	570	57.8%
Margem Líquida ajustada	4.8%	2.7%	210 bps	3.0%	2.7%	30 bps	3.2%	1.2%	200 bps	1.9%	1.8%	10 bps

(1) Totals may not tally as the figures are rounded off and all margins were calculated as percentage of net sales revenue.
(2) Net Income after minority interest.

1/19

Message from Management

Last year was a landmark for the Group in terms of operational consolidation. We concluded the conversion of 221 CompreBem and Sendas stores, begun in 2010; we revised the management model for Assaí, our cash-and-carry format, as well as the management model and positioning of our convenience store format (Extra Fácil to Mini Mercado Extra); we improved the assortment of all the formats in line with Brazilians’ new consumption habits, especially to meet the new demands of the upwardly income groups; we revised corporate and in-store processes; and the integration of Ponto Frio and Casas Bahia is in progress, with the recurring capture of synergies. The Group’s management model will sustain the synergic functioning of all our businesses, while respecting the individuality of each.

This model prioritizes the adoption of our culture and our values – humility, discipline, determination, perseverance and emotional balance – by all our employees, whether corporate or in the stores and distribution centers, because we believe that only by putting the right people in the right place we will be able to achieve our objectives.

Even with the slowing of the economy, especially in the second half, we maintained our investments in management processes, through which we acquire an integrated view of the role of information technology, logistics and the back-office, which ensures exemplary execution. This processes automation reduces shrinkage and stock-outs and increases store productivity and efficiency by improving the management of inventories and, consequently, working capital. The unification of the Ponto Frio and Casas Bahia systems into a single operational platform helped capture synergies between the two companies and improve inventory and margin management.

The e-commerce operation completed a year under the new model, which joined the operations of Extra.com.br, PontoFrio.com and CasasBahia.com.br in a new company, Nova Pontocom, and achieved growth that was double that of the market, with heightened profitability. Even with the increase in competition, Nova Pontocom continued to invest in logistics, technology and service in order to confront current and future challenges.

We further underlined the alignment of our dynamism and commercial management with customer aspirations by holding Brazil’s first Black Friday in bricks-and-mortar stores. Based on the traditional U.S. retail sale of the same name, the event, pioneered by Extra, was held in all the format’s stores and was welcomed by customers, achieving higher-than-expected results.

The opening of new stores across all formats is part of a planned expansion process. The Group uses its market intelligence to promote synergies between its retail sales force and its real estate assets, which are managed by GPA Malls & Properties. The idea is to ensure growth by making the maximum possible use of the capital employed and diluting expenses. In October, GPA Malls & Properties launched Thera, the first real estate development combining residential units, offices and a Group store.

The results presented herein show the force of a team that is totally integrated and determined to overcome challenges on a daily basis, exemplified by the fact that we achieved our annual objectives, exceeding our gross sales guidance of R$50 billion. We know the challenges will continue in 2012 and we are fully committed to ensuring the continuation of the Group’s sustainable expansion, seeking a competitive positioning with profitability and gains in market share. We are a company that does everything possible to deliver results for our shareholders by ensuring the satisfaction of our employees, customers and society as a whole, through the practice of sustainable values in all our initiatives. Our aim is to use the results of a contented working environment to contribute to the development of Brazil.

Enéas Pestana
Chief Executive Officer

2/19

PERFORMANCE BY SEGMENT

The Company operates in an integrated manner in two business segments, as shown below:

SALES PERFORMANCE

GPA Food – 4Q11

	GPA Food			GPA Food

				Retail			Cash and Carry

(R$ million)	4Q11	4Q10	Δ	4Q11	4Q10	Δ	4Q11	4Q10	Δ

Gross Sales Revenue	8,028	7,276	10.3%	6,786	6,251	8.6%	1,243	1,025	21.3%
Net Sales Revenue	7,206	6,536	10.3%	6,072	5,614	8.2%	1,134	922	23.0%
Gross Same Store Sales	8.7%	7.2%
Food	7.2%	8.4%
Non-food	13.6%	3.2%

GPA Food – 4Q11

GPA Food’s gross sales increased by 10.3% in the quarter. We highlight below some of the factors which contributed to this increase:

}         Retail: Gross sales were 8.6% higher than in 4Q10, mainly due to:

▪        The inclusion of 204 Extra Supermercado stores (converted from CompreBem and Sendas) upon the commemoration of the format’s anniversary.

▪        Brazil’s first “Black Friday” in 336 Extra bricks-and-mortar stores, pioneered by the banner.

▪        The launch of Mini Mercado Extra to replace Extra Fácil, with a larger sales area and a focus on perishables and services. Nineteen stores were converted to the new format in the quarter.

▪         The opening of 10 new stores: two Pão de Açúcar, two Extra Hipermercado, five Mini Mercado Extra and one Extra Supermercado.

3/19

}         Cash-and-carry: gross sales increased by 21.3%, chiefly due to:

▪          The successful repositioning of the assortment in the Assaí stores, which target food distributors and processors, resulting in an increase in the average institutional customer ticket, benefiting same-store sales growth; there were also gains from the maturation of stores opened in the last two years.

GPA Food – 2011 and GPA Consolidated – 4Q11 and 2011

	GPA Food			GPA Consolidated

(R$ million)	2011	2010	Δ	4T11	4T10	Δ	2011	2010	Δ

Gross Sales Revenue	28,431	26,131	8.8%	15,132	12,598	20.1%	52,681	36,144	45.8%
Net Sales Revenue	25,578	23,486	8.9%	13,371	11,034	21.2%	46,594	32,092	45.2%
Gross Same Store Sales	8.0%	9.5%		8.5%	11.5%		8.8%	12.1%
Food	7.5%	9.3%
Non-food	9.6%	10.2%

2011 GPA Food

}         Gross sales totaled R$28,431 million in 2011, 8.8% up on the previous year. Note that Extra.com.br and Extra Eletro operations were transferred from GPA Food to Viavarejo in 2010 and were therefore not present in 2011. Excluding these operations from the 2010 basis, gross sales would have grown by 11.4% in 2011.

}         Same-store gross sales climbed by 8.0% over 2010, giving real growth of 1.3% when deflated by the average IPCA consumer price index in 2011.

4Q11 and 2011 GPA Consolidated

}        Consolidated gross sales came to R$15,132 million in the fourth quarter, 20.1% more than in 4Q10, chiefly due to the consolidation of Casas Bahia’s results into Viavarejo’s operations, when in 2010 there were considered sales of November and December and in 2011, there were considered sales of October, November and December:

▪      In 2011, gross sales stood at R$52,681 million, up by 45.8%, due to the consolidation of Casas Bahia’s results, the performance of Ponto Frio and Casas Bahia stores and Nova PontoCom, the conclusion of the conversion of CompreBem and Sendas stores to the Extra Supermercado format, and the repositioning of Assaí and Mini Mercado Extra.

4/19

Operating Performance

GPA Food – 4Q11

	GPA Food			GPA Food

				Retail			Cash and Carry

(R$ million)	4Q11	4Q10	Δ	4Q11	4Q10	Δ	4Q11	4Q10	Δ

Net Sales Revenue	7,206	6,536	10.3%	6,072	5,614	8.2%	1,134	922	23.0%
Gross Profit	1,882	1,692	11.2%	1,707	1,558	9.6%	175	134	30.9%
Gross Margin	26.1%	25.9%	20 bps	28.1%	27.8%	30 bps	15.4%	14.5%	90 bps
Selling Expenses	(1,016)	(966)	5.2%	(916)	(872)	5.0%	(100)	(94)	7.3%
General and Administrative Expenses	(216)	(200)	8.0%	(202)	(187)	8.1%	(14)	(13)	7.3%
Total Operating Expenses	(1,232)	(1,166)	5.7%	(1,118)	(1,059)	5.5%	(114)	(107)	7.3%
% of Net Sales	17.1%	17.8%	-70 bps	18.4%	18.9%	-50 bps	10.1%	11.6%	-150 bps
EBITDA	650	526	23.5%	589	499	18.1%	61	27	123.1%
EBITDA Margin	9.0%	8.0%	100 bps	9.7%	8.9%	80 bps	5.4%	3.0%	240 bps

4Q11 GPA Food

GPA Food’s EBITDA margin stood at 9.0% in 4Q11, the highest figure since the IPO

}        Retail:the EBITDA margin came to 9.7%, 80 bps up on 4Q10, due to:

▪      A 30 bps gain in the gross margin as a result of: (i) the conversion of CompreBem and Sendas stores to the Extra Supermercado format, meeting the needs of consumers by favoring perishables, whose margins are higher; (ii) more advantageous negotiations with suppliers, in line with the commercial strategy which relies on IT systems, such as DemandTec and Oracle Retail, to improve sales management.

▪      The 50 bps reduction in operating expenses was a result of the rationalization of spending on third parties services (often used by the end of the year - seasonality) and the economy with the information technology, which was possible by streamlining the number of formats and standardization of processes occurring during the year. It is noteworthy that the result was obtained even with increased personnel costs resulting from collective union agreement above inflation.

}         Cash and carry: the EBITDA margin came to 5.4% (the highest EBITDA margin since the acquisition of Assaí), a 240 bps improvement over 4Q10, due to:

▪      A 90bps upturn in the gross margin as a result of: a strategic decision to focus on food distributors and processors, which led to a reduced assortment and a more profitable mix, generating scale gains and permitting more advantageous negotiations with suppliers.

▪      A 150bps decline in operating expenses, chiefly due to sales growth, in turnfueled by staff reductions, with the elimination of the bakery and butcher’s sections, and the maturation of the stores opened in the last two years.

5/19

GPA Food – 2011 and GPA Consolidated – 4Q11 and 2011

	GPA Food			GPA Consolidated

(R$ million)	2011	2010	Δ	4Q11	4Q10	Δ	2011	2010	Δ

Net Sales Revenue	25,578	23,486	8.9%	13,371	11,034	21.2%	46,594	32,092	45.2%
Gross Profit	6,613	5,946	11.2%	3,741	2,793	34.0%	12,662	7,850	61.3%
Gross Margin	25.9%	25.3%	50 bps	28.0%	25.3%	270 bps	27.2%	24.5%	270 bps
Selling Expenses	(3,921)	(3,563)	10.1%	(2,195)	(1,690)	29.8%	(7,937)	(4,866)	63.1%
General and Administrative Expenses	(743)	(698)	6.4%	(450)	(374)	20.3%	(1,683)	(951)	77.0%
Total Operating Expenses	(4,664)	(4,261)	9.4%	(2,645)	(2,064)	28.1%	(9,620)	(5,817)	65.4%
% of Net Sales	18.2%	18.1%	10 bps	19.8%	18.7%	110 bps	20.6%	18.1%	250 bps
EBITDA	1,949	1,685	15.6%	1,096	728	50.5%	3,042	2,033	49.6%
EBITDA Margin	7.6%	7.2%	40 bps	8.2%	6.6%	160 bps	6.5%	6.3%	20 bps

2011 GPA Food

}         In 2011, EBITDA totaled R$1,949 million, 15.6% up on 2010, with an EBITDA margin of 7.6%, up by 40 bps.

4Q11 and 2011 GPA Consolidated

}         In 4Q11, EBITDA stood at R$1,096 million, 50.5% up on 2010, due to the previously mentioned improvement of GPA Food and the consolidation of Casas Bahia’s results into Viavarejo, which together with Ponto Frio and Nova PontoCom operations provided, mainly, scale gains with suppliers and access to better assortment.

}         In 2011, EBITDA came to R$3,042 million, 49.6% higher than in 2010, while the EBITDA margin widened by 20 bps to 6.5%.

Financial Performance and Debt

GPA Food and GPA Consolidated

Financial Result

	GPA Food						GPA Consolidated

(R$ million)	4Q11	4Q10	Δ	2011	2010	Δ	4Q11	4Q10	Δ	2011	2010	Δ

Financial Revenue	77	72	7.0%	383	297	28.9%	150	104	43.7%	593	323	83.6%
Financial Expenses	(223)	(208)	7.0%	(1,024)	(705)	45.2%	(493)	(462)	6.7%	(1,926)	(1,146)	68.0%
Net Financial Revenue (Expenses)	(146)	(136)	7.0%	(641)	(408)	57.2%	(343)	(358)	-4.0%	(1,333)	(823)	61.9%
% of Net Sales	-2.0%	-2.1%		-2.5%	-1.7%		-2.6%	-3.2%		2.9%	2.6%
Charges on Net Bank Debt	(86)	(70)	21.5%	(344)	(220)	56.7%	(156)	(78)	100.3%	(578)	(254)
Cost of Discount of Receivables	(37)	(38)	-3.5%	(153)	(116)	31.3%	(181)	(221)	-17.9%	(673)	(453)	48.4%
Restatement of Other Assets and Liabilities	(23)	(27)	-13.8%	(144)	(72)	100.7%	(6)	(59)	-89.7%	(82)	(115)	-29.0%
Net Financial Revenue (Expenses)	(146)	(136)	7.0%	(641)	(408)	57.2%	(343)	(358)	-4.0%	(1,333)	(823)	61.9%

4Q11 GPA Alimentar

}         In 4Q11, the Company recorded a net financial expense of R$146 million, equivalent to 2.0% of net sales, very close to the 2.1% recorded in 4Q10.

}         The financial result was due to the following factors:

▪      Interest on the net bank debt totaling R$86 million, equivalent to 1.2% of net sales, virtually identical to the 4Q10 ratio (1.1%).

▪      Discounted receivables cost of R$37.0 million, representing 0.5% of net sales, in line with the 0.6% recorded in 4Q10.

▪      Other assets and liabilities restated by the CDI interbank rate totaling R$23 million, or 0.3% of net sales, in line with the 0.4% reported in 4Q10.

6/19

Debt

GPA Food and GPA Consolidated

	GPA Food		GPA Consolidated

(R$ million)	12.31.2011	09.30.2011	12.31.2011	09.30.2011

Short Term Debt	(2,059)	(636)	(2,654)	(1,466)
Loans and Financing - short term	(1,557)	(374)	(2,153)	(1,205)
Debentures - short term	(502)	(262)	(502)	(262)
Long Term Debt	(3,503)	(4,102)	(3,691)	(4,300)
Loans and Financing- long term	(1,365)	(2,573)	(1,554)	(2,770)
Debentures - long term	(2,138)	(1,529)	(2,138)	(1,529)
Total Gross Debt	(5,562)	(4,737)	(6,346)	(5,766)
Cash and Marketable Securities	3,544	2,463	4,970	3,575
Net Debt	(2,017)	(2,275)	(1,376)	(2,192)
Net Debt / EBITDA(1)	1.04x	1.23x	0.45x	0.81x
Payment book - short term	-	-	(2,263)	(2,029)
Payment book - long term	-	-	(129)	(94)
Net Debt with payment book(2)	-	-	(3,768)	(4,315)
Net Debt / EBITDA(1)	1.04x	1.23x	1.24x	1.60x

(1) EBITDA for the last 12 months
(2) For debt calculation purposes, the amounts of R$2.263 billion in 4Q11 and R$2.497 billion in 3Q11, referring to Receivables Fund (FIDC), were not considered.

2011 GPA Food

}        On 12/31/2011, GPA Food’s net debt totaled R$2.017 billion, R$258 million down on 09/30/2011, thanks to higher operational cash flow in the period. The net-debt-to-EBITDA ratio stood at 1.04x. In the quarter, debentures in the total amount of R$800 million were issued due in 2015 for lengthening the debt maturity.

4Q11 and 2011 GPA Consolidated

}        On 12/31/2011, consolidated net debt came to R$3.768 billion, a R$547 million improvement over the previous quarter, due to improved cash flow in the period and the higher volume of discounted receivables as a result of seasonality of sales at the end of the year. The net-debt-to-EBITDA ratio was 1.24x.

4Q11 Equity Income

}        In 4Q11, FIC (Financeira Itaú CBD) net income of the Group’s share totaled R$10.3 million, R$4.5 million of which went to GPA Food and R$5.8 million to Viavarejo.

7/19

Net Income

GPA Food – 4Q11

	GPA Food			GPA Food

				Retail			Cash and Carry

(R$ million)	4Q11	4Q10	Δ%	4Q11	4Q10	Δ%	4Q11	4Q10	Δ%

EBITDA	650	526	23.5%	589	499	18.1%	61	27	123.1%
Depreciation and Amortization	(180)	(105)	71.4%	(172)	(98)	75.8%	(8)	(7)
Net Financial Revenue (Expenses)	(146)	(136)	7.0%	(126)	(118)	7.0%	(19)	(18)	6.6%
Equity Income	5	(20)		5	(20)		-	-
Result from Permanent Assets	(33)	(25)	29.9%	(33)	(25)	30.7%	0	-
Nonrecurring Result	(48)	(26)	83.7%	(48)	(26)		-	(0)
Other Operating Revenue (Expenses)	0	59		0	59		-	-
Income Before Income Tax	248	272	-8.7%	214	270	-20.6%	34	2
Income Tax	21	33	-35.2%	33	32	3.8%	(12)	1
Minority Interest - Noncontrolling	22	(13)		22	(13)		-	-
Net Income (1) - Controlling Shareholders	291.2	291.4	0.0%	269	289	-6.8%	22	3
Net Margin	4.0%	4.5%	-40 bps	4.4%	5.1%	-70 bps	1.9%	0.3%	170 bps

Total Nonrecurring (Net of Income tax and Minority interest)	53	(118)
Refis 11.941/2009	-	387
Expenses (Revenues) with Association	39	(414)
Expenses from Integration/Restructuring(2)	19	8
Minority Interest	1	-
Income Tax from Nonrecurring	(7)	(99)
Adjusted Net Income	344	174	98.0%
Adjusted Net Margin	4.8%	2.7%	210 bps
(1) Net Income after minority interest
(2) It includes R$ 10 million from assets written-off

4Q11 GPA Food

}        Depreciation and Amortization: in the quarter, depreciation and amortization totaled R$180 million, up 71.4% compared to 4Q10. This increase was primarily due to the amortization of intangibles arising from business combination of the association with Casas Bahia in the amount of R$61.4 million. Excluding this effect, the line of depreciation and amortization would be R$118.6 million, an increase of 13.0% compared to 4Q10.

 }        In 4Q11, GPA Food recorded net income of R$291million, with a margin of 4.0%. This result was impacted by:

▪  R$40 million of expenses with association concerning the contingency process in Viavarejo occurred before the partnership agreement with Nova Casas Bahia.

▪  R$19 million of integration expenses of R$19 million, mainly due to the write-off of assets as a result of the closure of 58 Ponto Frio stores in the quarter.

▪  Excluding the above mentioned impacts, net income came to R$344 million, accompanied by a 4.8% margin.

8/19

GPA Food – 2011 and GPA Consolidated – 4Q11 and 2011

	GPA Food			GPA Consolidated

(R$ million)	2011	2010	Δ%	4Q11	4Q10	Δ%	2011	2010	Δ%

EBITDA	1,949	1,685	15.6%	1,096	728	50.5%	3,042	2,033	49.6%
Depreciation and Amortization	(547)	(380)	44.2%	(214)	(132)	62.6%	(681)	(446)	52.5%
Net Financial Revenue (Expenses)	(641)	(408)	57.2%	(343)	(358)	-4.0%	(1,333)	(823)	61.9%
Equity Income	19	22	-12.8%	10	(17)	-159.8%	35	34	0.9%
Result from Permanent Assets	(33)	(21)	57.7%	(51)	(25)	104.2%	(49)	(21)	130.5%
Nonrecurring Result	(99)	(105)	-5.2%	(48)	(26)	83.7%	(99)	(105)	-5.2%
Other Operating Revenue (Expenses)	(0)	(11)		(15)	(22)	-34.3%	(110)	(2)
Income Before Income Tax	646	783	-17.4%	434	148	193.8%	805	670	20.0%
Income Tax	(31)	(131)	-76.7%	(39)	77		(85)	(85)	0.6%
Minority Interest - Noncontrolling	43	(8)		(34)	28		(1)	33
Net Income (1) - Controlling Shareholders	659	643	2.4%	361	253	43.1%	718	618	16.1%
Net Margin	2.6%	2.7%	-10 bps	2.7%	2.3%	40 bps	1.5%	1.9%	-40 bps

	97	(19)		73	(117)		180	(49)
	28	459		-	387		28	454
Total Nonrecurring (Net of Income tax and Minority interest)	39	(357)		39	(414)		39	(413)
Refis 11.941/2009	41	14		78	(9)		204	(5)
Expenses (Revenues) with Association	-			-	19		-	65
Expenses from Integration/Restructuring	-	(16)		-	-		-	(16)
Minority Interest	6	-		(17)	(0)		(23)	(1)
Income Tax from Nonrecurring	(17)	(118)		(27)	(99)		(68)	(132)
Adjusted Net Income	756	624	21.0%	434	136	219.9%	899	570	57.8%
Adjusted Net Margin	3.0%	2.7%	30 bps	3.2%	1.2%	200 bps	1.9%	1.8%	10 bps
(1) Net Income after minority interest

2011 GPA Food

}          In 2011, net income totaled R$659 million, accompanied by a margin of 2.6%, while adjusted net income came to R$756 million, with a margin of 3.0%.

4Q11 and 2011 GPA Consolidated

}	In 4Q11, consolidated net income amounted to R$361million, with a margin of 2.7%. Excluding non-recurring items, net income came to R$430 million, with a margin of 3.2%.

}	In 2011, net income totaled R$718 million, with a margin of 1.5%. Excluding non-recurring items, net income came to R$880 million, with a margin of 1.9%.

9/19

Cash Flow

GPA Food and GPA Consolidated

	GPA Food						GPA Consolidated

(R$ million)	4Q11	4Q10	Δ	2011	2010	Δ	4Q11	4Q10	Δ	2011	2010	Δ

Cash Balance at beginning of period	2,463	2,013	449	2,466	2,256	210	3,547	2,126	1,421	3,818	2,342	1,476

Cash Flow from operating activities	751	1,117	(366)	1,636	1,003	633	1,299	626	674	1,128	361	767
EBITDA	650	526	124	1,949	1,685	264	1,096	728	368	3,042	2,033	1,009
Cost of Discount of Receivables	(37)	(38)	1	(153)	(116)	(36)	(181)	(221)	39	(673)	(453)	(220)
Working Capital	138	629	(491)	(160)	(566)	405	385	118	267	(1,241)	(1,218)	(23)
Cash Flow from Investment Activities	(380)	(609)	228	(1,374)	(1,393)	19	(413)	(613)	200	(1,625)	(1,428)	(198)
CAPEX	(373)	(608)	236	(1,105)	(1,364)	260	(405)	(673)	267	(1,356)	(1,458)	102
Aquisition and Others	(8)	(0)	(7)	(269)	(29)	(241)	(8)	60	(68)	(269)	30	(299)
Cash Flow from Financing Activities	711	(56)	767	816	599	217	537	1,680	(1,142)	1,649	2,543	(893)
Dividends Payments and Others	(22)	(308)	286	(160)	(410)	249	(22)	50	(72)	(160)	(51)	(109)
Net Proceeds	733	252	480	977	1,009	(32)	559	1,629	(1,070)	1,810	2,594	(784)

Variation of Net Cash Generated	1,082	453	629	1,078	210	869	1,423	1,692	(269)	1,152	1,476	(324)

Cash Balance at end of period	3,544	2,466	1,078	3,544	2,466	1,078	4,970	3,818	1,152	4,970	3,818	1,152

4Q11 and 2011 GPA Food

}       In 4Q11, GPA Food’s cash flow generated totaled R$1.082 billion, R$629 million more than in 4Q10. This increase was due to EBITDA generated in the period and to the amount raised with debentures issuance.

4Q11 and 2011 GPA Consolidated

}       In 4Q11, consolidated cash flow generated came to R$1.423 billion, as a result of GPA Food’s good performance  and to the recovery of Viavarejo operational activities in line with the synergy curve expected by the Group. In 2011, cash flow amounted to R$1,152 million, R$324 million down on 2010.

CAPEX

GPA Food and GPA Consolidated

	GPA Food		GPA Consolidated
(R$ million)	4Q11	2011	4Q11	2011

New stores and land acquisition	55	176	82	246
Store renovations and conversions	164	602	195	661
Infrastructure and Others	213	434	268	676
Total	432	1,212	544	1,583

4Q11 GPA Food

}         GPA Food opened ten new stores in the fourth quarter: two Pão de Açúcar, two Extra Hipermercado, one Extra Supermercado and five Mini Mercado Extra.

}         In Infrastructure and other R$213 million were invested, mainly in:

▪        Outsourcing for Information Technology in the amount of R$132 million;

▪        Oracle Retail in the amount of R$12 million for commercial management and logistics efficiency; and

▪        Dunnhumby in the amount of R$27 million. System that will help us to better understand the composition of the ticket per customer profile in each format.

}         In renovations and conversions R$164 million were invested, of which:

▪        R$154 million in maintenance of stores, headquarters and distribution center; and

▪        R$10 million in conversion of CompreBem and Sendas in Extra Supermercado and of Extra Fácil to Mini Mercado Extra.

}         In opening and construction of stores and lands acquisition there were spent R$ 55 million.

4Q11 and 2011 GPA Consolidated

}        Consolidated investments totaled R$544 million in 4Q11.In addition to the new GPA Food stores, the Company opened ten Viavarejo stores: seven Casas Bahia and three Ponto Frio.

}        In 2011, the investments totaled R$1,583 million.

10/19

Dividends

GPA Consolidated

	GPA Consolidated

(R$ million)	1Q11	2Q11	3Q11	4Q11	2011

Dividends	22.5	22.6	22.6	102.9	170.6

4Q11 and 2011 GPA Consolidated

▶     Management will propose that the Company’s Annual Shareholders’ Meeting to be held on April 30, 2012 approve the payment of dividends totaling R$102.9 million, complementing the R$67.6 million dividends prepaid in 2011. As a result, proposed 2011 dividends will total R$170.6 million.

▶     In accordance with the Company’s Dividend Payment Policy, approved on August 3, 2009, the amount of R$102.9 million corresponds to the difference between the minimum mandatory dividends – calculated based on the Group’s  2011 performance – and the dividends prepaid in 2011, which totaled R$67.6 million.

▶     The dividends proposed by GPA’s Management, in the amount of R$102.9 million, will correspond to R$0.37295 per common share and R$0.41026 per preferred share.

▶     Shareholders registered as such on April 30, 2012 will be entitled to receive the payment. Shares will be traded ex-dividends as of May 2, 2012, until the payment date.

11/19

BALANCE SHEET

ASSETS

	GPA Food			GPA Consolidated

(R$ million)	12.31.2011	09.30.2011	12.31.2010	12.31.2011	09.30.2011	12.31.2010

Current Assets	9,057	7,313	7,579	17,276	15,438	14,673
Cash and Marketable Securities	3,544	2,463	2,466	4,970	3,575	4,419
Accounts Receivable	365	187	324	2,431	2,054	1,808
Credit Cards	252	121	209	478	314	274
Payment book	-	-	-	1,985	1,818	1,499
Sales Vouchers and Others	109	62	111	175	117	201
Post-Dated Checks	4	4	6	4	4	6
Allowance for Doubtful Accounts	(0)	(0)	(1)	(211)	(199)	(173)
Resulting from Commercial Agreements	447	303	421	447	303	421
Receivables Fund (FIDC)	1,182	1,024	1,325	2,559	2,435	1,818
Inventories	2,865	2,568	2,420	5,553	5,097	4,824
Recoverable Taxes	458	509	448	908	1,412	888
Expenses in Advance and Other Accounts Receivables	196	259	174	408	563	495

Noncurrent Assets	13,578	13,174	12,937	16,493	15,515	15,099
Long-Term Assets	2,056	1,959	1,990	3,855	3,223	3,156
Marketable Securities	-	-	-	-	-	7
Accounts Receivables	445	439	421	556	529	528
Paes Mendonça	445	439	421	445	439	421
Payment Book	-	-	-	118	96	115
Allowance for Doubtful Accounts	-	-	-	(7)	(5)	(8)
Recoverable Taxes	32	12	127	730	93	214
Fair Value Bartira	304	416	304	304	416	304
Deferred Income Tax and Social Contribution	456	397	413	1,250	1,189	1,136
Amounts Receivable from Related Parties	95	101	96	133	221	176
Judicial Deposits	616	502	503	738	660	646
Expenses in Advance and Others	108	92	126	144	116	145
Investments	156	152	137	253	243	233
Property and Equipment	6,446	6,276	6,017	7,358	7,145	6,794
Intangible Assets	4,919	4,787	4,792	5,026	4,904	4,916
TOTAL ASSETS	22,635	20,486	20,516	33,769	30,953	29,772

LIABILITIES

	GPA Food			GPA Consolidated

	12.31.2011	09.30.2011	12.31.2010	12.31.2011	09.30.2011	12.31.2010

Current Liabilities	7,164	4,470	6,222	13,501	10,220	10,923
Suppliers	3,432	2,417	2,947	6,279	4,623	5,369
Loans and Financing	1,557	374	826	2,153	1,205	1,111
Payment Book (CDCI)	-	-	-	2,263	2,029	1,283
Debentures	502	262	521	502	262	521
Payroll and Related Charges	376	406	299	759	803	589
Taxes and Social Contribution Payable	92	71	139	332	239	293
Dividends Proposed	103	0	115	103	0	116
Financing for Purchase of Fixed Assets	14	14	14	14	14	14
Rents	49	44	68	49	44	68
Acquisition of Companies	55	53	297	55	53	297
Debt with Related Parties	524	523	525	28	22	274
Advertisement	29	32	34	90	64	34
Provision for Restructuring	13	6	6	13	6	6
Tax Payments	168	81	53	171	85	54
Advanced Revenue	15	-	-	82	78	63
Others	234	187	378	609	693	830

Long-Term Liabilities	8,052	8,665	7,362	10,173	10,833	9,348
Loans and Financing	1,365	2,572	1,831	1,554	2,770	2,142
Payment Book (CDCI)	-	-	-	129	94	102
Receivables Fund (FIDC)	1,236	1,201	1,096	2,420	2,497	2,281
Debentures	2,138	1,529	1,067	2,138	1,529	1,067
Acquisition of Companies	189	184	215	189	184	215
Deferred Income Tax and Social Contribution	1,115	1,129	1,029	1,115	1,129	1,029
Tax Installments	1,249	1,404	1,326	1,292	1,447	1,378
Provision for Contingencies	520	415	656	680	529	809
Advanced Revenue	-	-	5	381	391	187
Others	240	231	137	276	263	138

Shareholders' Equity	7,419	7,351	6,932	10,094	9,900	9,501
Capital	3,234	3,234	2,684	6,129	6,129	5,579
Capital Reserves	342	336	423	384	377	463
Profit Reserves	1,412	1,366	1,372	1,112	950	981
Minority Interest	2,430	2,416	2,453	2,469	2,443	2,477
TOTAL LIABILITIES	22,635	20,486	20,516	33,769	30,953	29,772

12/19

INCOME STATEMENT

	GPA Food			GPA Food

				Retail			Cash and Carry

	4Q11	4Q10	Δ%	4Q11	4Q10	Δ%	4Q11	4Q10	Δ%
R$ - Million

Gross Sales Revenue	8,028	7,276	10.3%	6,786	6,251	8.6%	1,243	1,025	21.3%
Net Sales Revenue	7,206	6,536	10.3%	6,072	5,614	8.2%	1,134	922	23.0%
Cost of Goods Sold	(5,324)	(4,844)	9.9%	(4,365)	(4,056)	7.6%	(959)	(788)	21.6%
Gross Profit	1,882	1,692	11.2%	1,707	1,558	9.6%	175	134	30.9%
Selling Expenses	(1,016)	(966)	5.2%	(916)	(872)	5.0%	(100)	(94)	7.3%
General and Administrative Expenses	(216)	(200)	8.0%	(202)	(187)	8.1%	(14)	(13)	7.3%
Total Operating Expenses	(1,232)	(1,166)	5.7%	(1,118)	(1,059)	5.5%	(114)	(107)	7.3%
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	650	526	23.5%	589	499	18.1%	61	27	123.1%
Depreciation and Amortization	(180)	(105)	71.4%	(172)	(98)	75.8%	(8)	(7)	10.0%
Earnings before interest and Taxes - EBIT	470	421	11.6%	417	401	4.0%	53	20	162.3%
Financial Revenue	77	72	7.0%	71	67	7.0%	6	5	6.6%
Financial Expenses	(223)	(208)	7.0%	(198)	(185)	7.0%	(25)	(23)	6.6%
Net Financial Revenue (Expenses)	(146)	(136)	7.0%	(126)	(118)	7.0%	(19)	(18)	6.6%
Equity Income	5	(20)		5	(20)		-	-
Result from Permanent Assets	(33)	(25)	29.9%	(33)	(25)	30.7%	0	-
Nonrecurring Result	(48)	(26)	83.7%	(48)	(26)		-	(0)
Other Operating Revenue (Expenses)	0	59		0	59		-	-
Income Before Income Tax	248	272	-8.7%	214	270	-20.6%	34	2
Income Tax	21	33	-35.2%	33	32	3.8%	(12)	1
Minority Interest - Noncontrolling	22	(13)		22	(13)		-	-
Net Income - Controlling Shareholders (1)	291	291	0.0%	269	289	-6.8%	22	3	754.6%
Net Income per Share	1.12	1.13	-1.1%
Nº of shares (million) ex-treasury shares	260	257

	GPA Food			GPA Food

% Net Sales Revenue				Retail			Cash and Carry

	4Q11	4Q10		4Q11	4Q10		4Q11	4Q10

Gross Profit	26.1%	25.9%		28.1%	27.8%		15.4%	14.5%
Selling Expenses	14.1%	14.8%		15.1%	15.5%		8.8%	10.1%
General and Administrative Expenses	3.0%	3.1%		3.3%	3.3%		1.2%	1.4%
Total Operating Expenses	17.1%	17.8%		18.4%	18.9%		10.1%	11.6%
EBITDA	9.0%	8.0%		9.7%	8.9%		5.4%	3.0%
Depreciation and Amortization	2.5%	1.6%		2.8%	1.7%		0.7%	0.8%
EBIT	6.5%	6.4%		6.9%	7.1%		4.7%	2.2%
Net Financial Revenue (Expenses)	2.0%	2.1%		2.1%	2.1%		1.7%	1.9%
Result from Permanent Assets and Others	1.1%	0.1%		1.3%	0.1%		0.0%	0.0%
Income Before Income Tax	3.4%	4.2%		3.5%	4.8%		3.0%	0.2%
Income Tax	0.3%	0.5%		0.5%	0.6%		1.1%	0.1%
Minority Interest - noncontrolling	0.3%	0.2%		0.4%	0.2%		0.0%	0.0%
Net Income - Controlling Shareholders (1)	4.0%	4.5%		4.4%	5.1%		1.9%	0.3%
(1) Net Icome after Minority Interest

13/19

INCOME STATEMENT

	GPA Food			Consolidated

R$ - Million	2011	2010	Δ%	4Q11	4Q10	Δ%	2011	2010	Δ%

Gross Sales Revenue	28,431	26,131	8.8%	15,132	12,598	20.1%	52,681	36,144	45.8%
Net Sales Revenue	25,578	23,486	8.9%	13,371	11,034	21.2%	46,594	32,092	45.2%
Cost of Goods Sold	(18,965)	(17,539)	8.1%	(9,630)	(8,241)	16.9%	(33,933)	(24,241)	40.0%
Gross Profit	6,613	5,946	11.2%	3,741	2,793	34.0%	12,662	7,850	61.3%
Selling Expenses	(3,921)	(3,563)	10.1%	(2,195)	(1,690)	29.8%	(7,937)	(4,866)	63.1%
General and Administrative Expenses	(743)	(698)	6.4%	(450)	(374)	20.3%	(1,683)	(951)	77.0%
Total Operating Expenses	(4,664)	(4,261)	9.4%	(2,645)	(2,064)	28.1%	(9,620)	(5,817)	65.4%
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	1,949	1,685	15.6%	1,096	728	50.5%	3,042	2,033	49.6%
Depreciation and Amortization	(547)	(380)	44.2%	(214)	(132)	62.6%	(681)	(446)	52.5%
Earnings before interest and Taxes - EBIT	1,402	1,306	7.3%	881	596	47.8%	2,361	1,587	48.8%
Financial Revenue	383	297	28.9%	150	104	43.7%	593	323	83.6%
Financial Expenses	(1,024)	(705)	45.2%	(493)	(462)	6.7%	(1,926)	(1,146)	68.0%
Net Financial Revenue (Expenses)	(641)	(408)	57.2%	(343)	(358)	-4.0%	(1,333)	(823)	61.9%
Equity Income	19	22	-12.8%	10	(17)		35	34	0.9%
Result from Permanent Assets	(33)	(21)	57.7%	(51)	(25)	104.2%	(49)	(21)	130.5%
Nonrecurring Result	(99)	(105)	-5.2%	(48)	(26)	83.7%	(99)	(105)	-5.2%
Other Operating Revenue (Expenses)	(0)	(11)		(15)	(22)	-34.3%	(110)	(2)
Income Before Income Tax	646	783	-17.4%	434	148	193.8%	805	670	20.0%
Income Tax	(31)	(131)	-76.7%	(39)	77		(85)	(85)	0.6%
Minority Interest - Noncontrolling	43	(8)		(34)	28		(1)	33
Net Income - Controlling Shareholders (1)	659	643	2.4%	361	253	43.1%	718	618	16.1%
Net Income per Share	2.53	2.50	1.4%	1.39	0.98	41.6%	2.76	2.40	14.9%
Nº of shares (million) ex-treasury shares	260	257		260	257		260	257

	GPA Food			Consolidated

% Net Sales Revenue

	2011	2010		4Q11	4Q10		2011	2010

Gross Profit	25.9%	25.3%		28.0%	25.3%		27.2%	24.5%
Selling Expenses	15.3%	15.2%		16.4%	15.3%		17.0%	15.2%
General and Administrative Expenses	2.9%	3.0%		3.4%	3.4%		3.6%	3.0%
Total Operating Expenses	18.2%	18.1%		19.8%	18.7%		20.6%	18.1%
EBITDA	7.6%	7.2%		8.2%	6.6%		6.5%	6.3%
Depreciation and Amortization	2.1%	1.6%		1.6%	1.2%		1.5%	1.4%
EBIT	5.5%	5.6%		6.6%	5.4%		5.1%	4.9%
Net Financial Revenue (Expenses)	2.5%	1.7%		2.6%	3.2%		2.9%	2.6%
Result from Permanent Assets and Others	0.5%	-0.6%		0.9%	0.7%		0.6%	0.4%
Income Before Income Tax	2.5%	3.3%		3.2%	1.3%		1.7%	2.1%
Income Tax	0.1%	0.6%		0.3%	0.7%		-0.2%	-0.3%
Minority Interest - noncontrolling	0.2%	0.0%		0.3%	0.3%		0.0%	0.1%
Net Income - Controlling Shareholders (1)	2.6%	2.7%		2.7%	2.3%		1.5%	1.9%
(1) Net Icome after Minority Interest

14/19

Statement of Cash Flow

(R$ million)	GPA Consolidated
	12.31.2011	12.31.2010

Net Income for the Year	720	586
Adjustment for Reconciliation of Net Income
Deferred Income Tax	(57)	32
Income of Permanent Assets Written-Off	49	74
Depreciation and Amortization	706	446
Gain from Advantageous Purchase	-	(352)
Interests and Exchange Variation	966	239
Adjustment to Present Value	22	(84)
Equity Income	(35)	(34)
Provision for Contingencies	(5)	298
Allowance for Doubtful Accounts	246	57
Share-Based Compensation	27	28
Other Assets	10	(54)
	2,649	1,236

Asset (Increase) Decreases
Accounts Receivable	(1,926)	733
Inventories	(753)	(707)
Recoverable Assets	(507)	(172)
Other Assets	114	108
Marketable Securities	635	89
Related Parties	(189)	(941)
Judicial Deposits	(68)	(150)
	(2,693)	(1,039)

Liability (Increase) Decrease
Suppliers	972	245
Payroll and Charges	169	(170)
Other Accounts Payable	30	90
Net Cash Generated from (Used in) Operating Activities	1,172	165

Cash Flow from Investment and Financing Activities

	GPA Consolidated
	12.31.2011	12.31.2010

Acquisition of Companies	(269)	(29)
Capital Increase in Subsidiaries	(0)	-
Acquisition of Property and Equipment	(1,263)	(1,284)
Increase of Intangible Asset	(192)	(197)
Sale of Property and Equipment	98	22
Net Cash Generated from (used in) Investment Activities	(1,625)	(1,487)

Cash Flow from Financing Activities
Increase (Decrease) of Capital	23	35
Increase in Minority Interest	-	65
Funding and Refinancing	6,918	3,981
Payments	(4,772)	(1,204)
Interest Paid	(336)	(183)
Dividend Payments	(183)	(151)
Net Cash Generated from (used in) Financing Activities	1,649	2,543
Cash and Cash Equivalents at the Beginning of the Year	3,818	2,342
Cash and Cash Equivalents at the End of the Year	4,970	3,818
Change in Cash and Cash Equivalent	1,152	1,476

15/19

	Breakdown of Gross Sales by Format
(R$ million)	4Q11%		4Q10%		Δ	2011	%	2010	%	Δ

Pão de Açúcar	1,415	9.4%	1,288	10.2%	9.9%	5,205	9.9%	4,694	13.0%	10.9%
Extra Hipermercado (1)	3,803	25.1%	3,271	26.0%	16.3%	12,878	24.4%	11,648	32.2%	10.6%
Extra Supermercado	1,205	8.0%	1,333	10.6%	-9.6%	4,648	8.8%	4,856	13.4%	-4.3%
Extra Eletro	-	-	42	0.3%	-	-	-	406	1.1%	-
Assaí	1,243	8.2%	1,018	8.1%	22.1%	4,289	8.1%	3,255	9.0%	31.8%
Others Business (2)	362	2.4%	324	2.6%	11.9%	1,412	2.7%	1,273	3.5%	11.0%
GPA Food	8,028	53.1%	7,276	57.8%	10.3%	28,431	54.0%	26,131	72.3%	8.8%

Viavarejo (3)	7,103	46.9%	5,322	42.2%	33.5%	24,250	46.0%	10,013	27.7%	142.2%
GPA Consolidated	15,132	100.0%	12,598	100.0%	20.1%	52,681	100.0%	36,144	100.0%	45.8%

	Breakdown of Net Sales by Format
(R$ million)	4Q11%		4Q10%		Δ	2011	%	2010	%	Δ

Pão de Açúcar	1,262	9.4%	1,154	10.5%	9.3%	4,663	10.0%	4,219	13.1%	10.5%
Extra Hipermercado (1)	3,357	25.1%	2,894	26.2%	16.0%	11,400	24.5%	10,298	32.1%	10.7%
Extra Supermercado	1,094	8.2%	1,206	10.9%	-9.3%	4,215	9.0%	4,390	13.7%	-4.0%
Extra Eletro	-	-	39	0.4%	-	-	-	376	1.2%	-
Assaí	1,134	8.5%	922	8.4%	23.0%	3,902	8.4%	2,943	9.2%	32.6%
Others Business (2)	359	2.7%	320	2.9%	12.0%	1,398	3.0%	1,259	3.9%	11.0%
GPA Alimentar	7,206	53.9%	6,536	59.2%	10.3%	25,578	54.9%	23,486	73.2%	8.9%

Viavarejo (3)	6,165	46.1%	4,498	40.8%	37.1%	21,017	45.1%	8,606	26.8%	144.2%
GPA Consolidado	13,371	100.0%	11,034	100.0%	21.2%	46,594	100.0%	32,092	100.0%	45.2%

(1) Includes Mini Mercado Extra sales.
(2) Includes Gas Station and Drugstores sales.
(3) Includes Ponto Frio, Nova Casas Bahia and Nova Pontocom sales.

	Sales Breakdown (% of Net Sales)

	GPA Food				GPA Consolidated
	4Q11	4Q10	2011	2010	4Q11	4Q10	2011	2010

Cash	53.3%	51.7%	52.7%	50.4%	40.4%	42.4%	40.7%	45.7%
Credit Card	39.4%	39.7%	40.5%	41.0%	48.7%	47.2%	48.7%	45.8%
Food Voucher	7.1%	8.3%	6.6%	8.3%	3.8%	4.5%	3.6%	5.9%
Credit	0.2%	0.3%	0.2%	0.3%	7.1%	5.9%	6.9%	2.6%
Post-Dated Checks	0.2%	0.3%	0.2%	0.3%	0.1%	0.1%	0.1%	0.2%
Payment Book	0.0%	0.0%	0.0%	0.0%	7.0%	5.8%	6.8%	2.4%

16/19

	Stores Openings/Closings/Conversions per Format
	12/31/2010	09/30/2011	Opened	Closed	12/31/2011

Pão de Açúcar	149	157	2	0	159
Extra Hipermercado	110	130	2	0	132
Extra Supermercado	231	203	1	0	204
Mini Mercado Extra	68	67	5	0	72
Assaí	57	59	0	0	59
Ponto Frio	506	456	3	-58	401
Casas Bahia	526	537	7	0	544
GPA Consolidated	1,647	1,609	20	-58	1,571
Sale Area ('000 m2)	2,811	2,832			2,821
Nº of employees ('000)	145	149			149

	Figures per Format on December, 31 2011
	# Stores	# Checkouts	Sales Area ( '000 m2)

Pão de Açúcar	159	1,741	211
Extra Hipermercado	132	4,420	841
Extra Supermercado	204	2,214	244
Mini Mercado Extra	72	234	16
Assaí	59	1,203	184
Ponto Frio	401	1,505	322
Casas Bahia	544	3,178	1,003
GPA Bricks-and-Mortar	1,571	14,495	2,821

Others Business	232
Gas Station	78
Drugstores	154
GPA Consolidated	1,803	14,495	2,821

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Productivity Ratio (in R$ - Nominal Terms)

Gross Sales per m2/month

	2011	2010	Δ
Pão de Açúcar	2,169	2,038	6.4%
Extra Hipermercado	1,415	1,396	1.4%
Extra Supermercado	1,502	1,310	14.7%
Assaí	1,952	1,970	-0.9%
Ponto Frio	1,244	1,193	4.3%
GPA Consolidated	1,535	1,445	6.2%

Gross Sales per Employee/Month

	2011	2010	Δ
Pão de Açúcar	28,715	26,736	7.4%
Extra Hipermercado	38,692	39,710	-2.6%
Extra Supermercado	31,719	28,775	10.2%
Assaí	49,870	40,304	23.7%
Ponto Frio	35,985	39,942	-9.9%
GPA Consolidated	36,128	34,911	3.5%

Average Ticket - Gross Sales/Month

	2011	2010	Δ
Pão de Açúcar	40.3	36.8	9.5%
Extra Hipermercado	67.6	61.3	10.3%
Extra Supermercado	27.5	26.3	4.6%
Assaí	97.1	93.9	3.4%
Ponto Frio	527.5	438.0	20.4%
GPA Consolidated	59.3	53.7	10.4%

Gross Sales per Checkout/Month

	2011	2010	Δ
Pão de Açúcar	260,173	247,709	5.0%
Extra Hipermercado	252,886	253,160	-0.1%
Extra Supermercado	159,829	144,026	11.0%
Assaí	298,100	289,974	2.8%
Ponto Frio	266,121	250,485	6.2%
GPA Consolidated	240,297	226,668	6.0%

18/19

4Q11 and 2011 Results Conference Call and Webcast

Friday, February 17, 2012
11:00 a.m. (Brasília time) | 8:00 a.m. (NY) | 1:00 p.m. (London)

Portuguese Conference Call (original language)

+55 (11) 3127-4971

English Conference Call (simultaneous translation)

+1 (516) 300-1066

Webcast: http://www.gpari.com.br

Replay
+55 (11) 3127-4999
Code for audio in Portuguese: 98423832
Code for audio in English: 86189134

http://www.gpari.com.br

CONTACTS

Investor Relations - GPA and Viavarejo Phone: (11) 3886-0421 Fax: (11) 3884-2677 gpa.ri@grupopaodeacucar.com.br Website: www.gpari.com.br www.globex.com.br/ri

Media Relations – GPA

Phone: (11) 3886-3666
imprensa@grupopaodeacucar.com.br
Media Relations - Viavarejo
Phone: (11) 4225-9228
imprensa@casasbahia.com.br

Social Media News Room
http://imprensa.grupopaodeacucar.com.br/category/gpa/
Twitter - Media
@imprensagpa

Casa do Cliente -Customer Service Pão de Açúcar: 0800-7732732/ Extra: 0800-115060 Ponto Frio: (11) 4002-3388/Casas Bahia: (11) 3003-8889

The information presented is preliminary, unaudited and subject to review.It is based on consolidated figures and denominated in Reais, in accordance with Brazilian Corporate Law.

The variation and growth calculations consider the same period the previous as the base, except where indicated otherwise.

The basis for calculating same-store sales is defined by the sales registered in stores open for at least 12 consecutive months and were not closed for 7 consecutive days or more in this period.Acquisitions are not included in the same-store calculation base in the first 12 months of operation.

Grupo Pão de Açúcar adopts the IPCA consumer price index as its benchmark inflation index, which is also used by the Brazilian Supermarkets Association (ABRAS), since it more accurately reflects the mix of products and brands sold by the Company.IPCA in the 12 months ended December 2011 was 6.50%

About Grupo Pão de Açúcar and Viavarejo:Grupo Pão de Açúcar is Brazil’s largest retailer, with a distribution network comprising approximately 1,800 points of sale and electronic channels.The Group’s multiformat structure consists of GPA Food and Viavarejo.GPA Food’s operations comprise supermarkets (Pão de Açúcar and Extra Supermercado), hypermarkets (Extra), neighborhood stores (Mini Mercado Extra), cash-and-carry stores (Assaí), gas stations and drugstores.GPA Food’s business is classified as Food and Non-Food (electronics/home appliances, clothing, general merchandise, drugstore and gas station).Viavarejo’s operations consist of bricks-and-mortar stores selling electronics/home appliances and furniture (Ponto Frio and Casas Bahia) and online stores (Nova Pontocom:Extra.com.br, PontoFrio.com.br, Casasbahia.com.br).Founded in 1948 in São Paulo, the Group is present in 20 of the 27 Brazilian states, which jointly account for 94.1% of the country’s GDP.

Disclaimer: Statements contained in this release relating to the business outlook of the Company, projections of operating/financial results, the growth potential of the Company and the market and macroeconomic estimates are mere forecasts and were based on the expectations of Management in relation to the Company’s future.These expectations are highly dependent on changes in the market, Brazil’s general economic performance, the industry and international markets, and are therefore subject to change.

19/19

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: February 17, 2012	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.